  As filed with the Securities and Exchange Commission on December 27, 2001.


                                                     Registration No. 333-73890

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------

                                AMENDMENT NO. 1


                                      TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                         ESSENTIAL THERAPEUTICS, INC.
              (formerly known as Microcide Pharmaceuticals, Inc.)
            (Exact name of registrant as specified in its charter)
                DELAWARE                              94-3186021
      (State or other jurisdiction       (I.R.S. Employer Identification No.)
    ofincorporation or organization)
                               1365 Main Street
                               Waltham, MA 02451
                                (781) 647-5554
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                Mark Skaletsky
                     President and Chief Executive Officer
                         Essential Therapeutics, Inc.
                               1365 Main Street
                               Waltham, MA 02451
                                (781) 647-5554
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                with copies to:
                              Julio E. Vega, Esq.
                               Bingham Dana LLP
                              150 Federal Street
                               Boston, MA 02110
                                (617) 951-8000
                               -----------------
       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.
                               -----------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum  Proposed Maximum
     Title of Each Class of Securities       Amount to be    Offering Price  Aggregate Offering    Amount of
             to be Registered                Registered(1)    Per Share(2)        Price(2)      Registration Fee
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share...   25,188,020(3)    $4.17  (3)    $105,034,043.40(3)    $333  (3)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


(1) Pursuant to Rule 416, this Registration Statement covers such indeterminate number of additional shares of common stock as may become issuable upon conversion of the Series B convertible redeemable preferred stock of the Company in accordance with the terms of the preferred stock as a result of stock splits, stock dividends or similar transactions.


(2) Estimated solely for the purpose of calculating the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on December 19, 2001 in accordance with Rule 457(c) under the Securities Act of 1933.




(3) On November 21, 2001, the Company paid a registration fee with respect to 24,854,687 shares of common stock at the then proposed maximum offering price per share of $3.15 resulting in a proposed maximum aggregate offering price of $78,292,264.05 and fee due of $19,574. An additional 333,333 shares have been added to the amount to be registered by this Amendment No. 1, which at the proposed maximum offering price per share of $4.17, results in an incremental $1,389,998.61 aggregate offering price and a fee of $333 to be paid herewith in accordance with Rule 457(a) under the Securities Act of 1933.

                               -----------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                SUBJECT TO COMPLETION, DATED DECEMBER 27, 2001


PROSPECTUS


                               25,188,020 Shares


                         Essential Therapeutics, Inc.

                                 Common Stock

                               -----------------


   Selling stockholders identified in this prospectus may sell up to 25,188,020 shares of common stock of Essential Therapeutics, Inc. Essential will not receive any of the proceeds from the sale of shares by the selling stockholders. Essential's common stock is listed on the Nasdaq National Market under the symbol "ETRX". When used in this prospectus, the term "selling stockholder" includes donees, transferees, pledgees and other successors in interest.



   On December 26, 2001 the last sale price of the common stock, as reported on the Nasdaq National Market, was $4.07 per share.


                               -----------------

  Investing in the common stock of Essential involves a high degree of risk.
                   See "Risk Factors," beginning on page 3.

                               -----------------

   These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

   The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, including underwritten transactions, on or off the National Market System of the Nasdaq Stock Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers or an underwritten offering. Brokers, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution."

                  The date of this Prospectus is     , 2001.

                            ESSENTIAL THERAPEUTICS

Company Overview

   Essential Therapeutics, Inc. (formerly known as Microcide Pharmaceuticals, Inc.) is a biopharmaceutical company committed to the discovery, development and commercialization of new classes of pharmaceutical products. Essential has discovery programs for inhibitors of bacterial cell wall biosynthesis (both cephalosporins and novel agents) and for inhibitors of efflux pumps in both bacteria and fungi. Essential's target validation and drug discovery programs comprise a broad-based program, including Essential's proprietary VALID Microbial Genomics technologies and its target validation system, known as ACTT. Essential's structure-based drug design, or SBDD, and related technologies guide the optimization of drug candidates prior to entry into more advanced pre-clinical testing and preparation for clinical testing.

   On October 24, 2001, Essential acquired The Althexis Company, Inc. and simultaneously with that acquisition closed an equity financing that raised an aggregate of $60.0 million through a private placement of Series B convertible redeemable preferred stock to a group of venture capital investors. This recent acquisition is expected to increase opportunities for clinical candidate development through our structure-based drug design.

   Our objective is to focus on the discovery and development of pharmaceutical products through VALID Microbial Genomics technologies, our discovery platform, and ACTT, our proprietary target validation system. We believe that these combined platforms will accelerate target validation efforts and new compound discovery.

   Our recent preferred stock financing has provided us with resources to pursue these research and development goals. We believe that we can maximize the value of our drug discoveries by advancing them into later stages of development, including clinical development. We plan to acquire additional resources necessary to move product candidates from discovery stage through clinical development to regulatory approval. We may collaborate with other companies to commercialize our future products or market future products directly. We are also considering in-licensing later stage development compounds that reflect our development focus.

                 INFORMATION WE ARE INCORPORATING BY REFERENCE

   We incorporate by reference the following documents and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering described under "Plan of Distribution":

  . Our Annual Report on Form 10-K for our fiscal year ended December 31, 2000, filed on March 1, 2001 and Amendment No. 1 on Form 10-K/A for our fiscal year ended December 31, 2000, filed on March 21, 2001;

  . Our Current Reports on Form 8-K, filed with the SEC on March 23, 2001, August 6, 2001 and November 8, 2001;


  .  Our Current Report on Form 8-K/A, filed with the SEC on December 18, 2001;


  . Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, filed on May 15, 2001, August 14, 2001 and November 14, 2001, respectively; and

  . The description of our common stock contained in our Registration Statement filed with the SEC under Section 12(g) of the Securities Exchange Act including any amendment or report filed for the purpose of updating such description.

   You may request a copy of these filings at no cost, by writing, telephoning or emailing us at the following address:

                          ESSENTIAL THERAPEUTICS, INC.
                          850 Maude Avenue
                          Mountain View, CA 94043
                          (650) 428-1550
                          Attn.: Investor Relations

   This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. No offer of these securities is being made in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                 RISK FACTORS

   Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the risks listed below, which we believe state the material risks to our business, together with the information contained elsewhere in the prospectus, before you make a decision to purchase shares of our common stock.

If our research and development efforts do not result in potential drug candidates and/or we cannot advance potential products through clinical trials, we may fail to develop pharmaceutical products.

   Our first potential pharmaceutical product, a compound in the cephalosporin class of antibacterials, commenced Phase I Clinical Trials under the direction of our partner, The R.W. Johnson Pharmaceutical Research Institute (RWJPRI), an affiliate of Johnson & Johnson, in November 1999. The cephalosporin class of antibacterial drugs is the largest class of antibiotics in terms of global sales. The purpose of these Phase I studies is to assess the compound's safety, tolerability and pharmacokinetics. Safety and tolerability are measures of the body's ability to assimilate a compound at various dose levels without adverse reactions or side effects. Pharmacokinetics is an analysis of the absorption, distribution, metabolism and excretion of the compound in the body. Based upon the observation of irritation at the injection site in some subjects in these trials, we announced in May 2001 that RWJPRI had decided to focus current efforts on the advancement of RWJ-442831, an Essential Therapeutics-developed prodrug form of the collaboration's lead parenteral cephalosporin product (RWJ-54428), into pre-clinical toxicology studies which, if successful, would allow the compound to advance into Phase I clinical trials. A prodrug is a modified form of a drug that is readily converted to the active drug in the body. Preliminary studies of RWJ-442831 in animals, conducted by Essential, demonstrated reduced venous irritation at the injection site compared to RWJ-54428. The Phase I clinical trials for such cephalosporin compound may not be completed. There are two other Essential cephalosporin compounds in the Johnson & Johnson collaboration: another parenteral compound which is in pre-clinical development and a cephalosporin intended for oral administration, in the research stage. Our other potential products are in the pre-clinical or research stage. Our potential products will require significant additional research and development efforts before we can sell them. These efforts include extensive pre-clinical and clinical testing prior to submission to the Food and Drug Administration (FDA) or other regulatory authority. Pre-clinical and clinical testing will likely take several years. After submission, these potential products will be subject to lengthy regulatory review. We cannot predict with accuracy the time required to commercialize new pharmaceutical products.

   The development of new pharmaceutical products is highly uncertain and subject to a number of significant risks. We do not expect any of our potential products to be commercially available for a number of years, if at all. Pharmaceuticals that appear to be promising at early stages of development may not reach the market for a number of reasons including the following:

  . we or our collaborators may not successfully complete our research and development efforts;

  . any pharmaceuticals we or our collaborators develop may be found to be ineffective or to cause harmful side effects during pre-clinical testing or clinical trials;

  . we may fail to obtain required regulatory approvals for any products we develop;

  . we may be unable to manufacture enough of any potential products at an acceptable cost and with appropriate quality;

  . our products may not be competitive with other existing or future products; and

  . proprietary rights of third parties may prevent us from commercializing our products.

If we are unable to maintain our current corporate collaborations or enter into new collaborations, development of our potential products could be delayed.

   Our strategy for enhancing our research and development capability and funding, in part, our capital requirements involves entering into collaboration agreements with major pharmaceutical companies. We have entered into such collaboration agreements with Johnson & Johnson, Daiichi Pharmaceutical Co., Ltd., Pfizer Inc.'s animal health group, PLIVA and Schering-Plough Animal Health Corporation. Under these agreements, our collaborative partners are responsible for:

  . selecting which compounds discovered in the collaboration will proceed into subsequent development, if any;

  . conducting pre-clinical testing, clinical trials and obtaining required approvals for such potential products; and

  .  manufacturing and commercializing any such approved products.

   We cannot control the timing of such actions or the amount of resources devoted to these activities by our partners. In addition, these agreements are subject to cancellation or the election not to extend by our partners. As a result, our receipt of revenue, whether in the form of continued research funding, product development milestones, or royalties on sales, depends upon the decisions made and the actions taken by our partners. Our collaborative partners may view compounds that we may discover as competitive with their own products or potential products, and therefore any partner may elect not to proceed with the development of our potential product. Our partners are free to pursue their own existing or alternative technologies to develop products in preference to our potential products. We cannot be certain that our interests will continue to coincide with those of our partners, or that disagreements concerning our rights, technology, or other proprietary interests will not arise with our partners.

   Substantially all of our revenues to date have resulted from our collaborations. We intend to continue to rely on our collaborations to fund a substantial portion of our research and development activities over the next several years. If our existing partners do not extend our collaborations or if we are unable to enter into new collaborations, the development and commercialization of our potential products may be delayed. In addition, we may be forced to seek alternative sources of financing for such product development and commercialization activities.

We have incurred substantial losses in the past, expect to continue to incur losses for the next several years and may never achieve profitability.

   We have incurred substantial net losses in every year since our inception in December 1992. We had net losses of $4.6 million in 1997, $9.8 million in 1998, $10.7 million in 1999, and $13.9 million in 2000. We had an accumulated deficit of $61.5 million through September 30, 2001. We expect to continue to incur operating losses over the next several years.

   Substantially all of our revenues to date have resulted from license fees, research support and milestone payments under our collaborative agreements. We will not receive revenues or royalties from drug sales until we or our collaborative partners successfully complete clinical trials with regard to a drug candidate, obtain regulatory approval for this drug candidate, and successfully commercialize the drug. We do not expect to receive revenues or royalties from sales of drugs for a number of years, if at all. If we fail to achieve sufficient revenues to become profitable or sustain profitability, we may be unable to continue operations.

Our approach to drug discovery is unproven and we may not succeed in identifying any drug candidates with clinical benefits.

   We are developing a gene function-based technology platform and other proprietary technology to attempt to identify and commercialize novel antibiotics, antifungals and antiviral agents. To date these technologies have identified a small number of compounds that have demonstrated potential clinical benefits. We cannot be certain that these or any other technology we may develop will allow us to identify drug candidates that may have clinical benefits. The failure to identify and develop new drug candidates will have a material adverse effect on our business.

If we fail to satisfy safety and efficacy requirements or meet regulatory requirements in our clinical trials, we will not be able to commercialize our drug candidates.

   Either we or our collaborators must show through pre-clinical studies and clinical trials that each of our pharmaceutical products is safe and effective in humans for each indication before obtaining regulatory clearance from the FDA for the commercial sale of that pharmaceutical. If we fail to adequately show the safety and effectiveness of a pharmaceutical, regulatory approval could be delayed or denied. The results from pre-clinical studies and early clinical trials are often different than the results that are obtained in large-scale testing. We cannot be certain that we will show sufficient safety and effectiveness in our clinical trials that would allow us to obtain the needed regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

   Any drug is likely to produce some level of toxicity or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for a long period of time. Unacceptable toxicities or side effects may occur in the course of toxicity studies or clinical trials. We have observed local irritation at the injection site in some subjects receiving RWJ-54428, one of our potential cephalosporin products, in Phase I clinical trials conducted by our collaborator, RWJPRI. In addressing this problem, we announced in May 2001 that RWJPRI had decided to focus current efforts on the advancement of RWJ-442831, an Essential Therapeutics-developed prodrug form of the cephalosporin compound RWJ-54428, into pre-clinical toxicology studies which, if successful, would allow the compound to advance into Phase I clinical trials. Preliminary studies of RWJ-442831 in animals, conducted by Essential, demonstrated reduced venous irritation at the injection site as compared to RWJ-54428. If we observe further unacceptable toxicities or other side effects, we, our collaborators or regulatory authorities may interrupt, limit, delay or halt the development of the drug. In addition, unacceptable toxicities or side effects could prevent approval by the FDA or foreign regulatory authorities for any or all indications.

   We must obtain regulatory approval before marketing or selling our future drug products. In the United States, we must obtain FDA approval for each drug that we intend to commercialize. The FDA approval process is lengthy and expensive, and approval is never certain. Products distributed abroad are also subject to foreign government regulation. The process of obtaining FDA and other required regulatory approvals can vary a great deal based upon the type, complexity and novelty of the products involved. Delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries.

   None of our drug candidates have received regulatory approval. If we fail to obtain this approval, we will be unable to manufacture and sell our drug products commercially. Even if we obtain regulatory approval, we may be required to continue clinical studies even after we have started selling a pharmaceutical. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional pre-clinical testing or clinical trials and changes in labeling of the product. This could delay or prevent us from generating revenues from the sale of that drug or cause our revenues to decline.

   If we obtain regulatory approval, we will also be subject to ongoing existing and future FDA regulations and guidelines and continued regulatory review. In particular, we, our collaborators, or any third party that we use to manufacture the drug will be required to adhere to regulations setting forth current good manufacturing practices. The regulations require that we manufacture our products and maintain our records in a particular way with respect to manufacturing, testing and quality control activities. Furthermore, we, our collaborators, or our third-party manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA before obtaining marketing approval.

   Failure to comply with the FDA or other relevant regulatory requirements may subject us to administrative or legally imposed restrictions. These include: warning letters, civil penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and FDA refusal to approve pending New Drug Applications, or NDAs, or supplements to approved NDAs.

If we are unable to protect our intellectual property, we may lose the competitive advantage inherent in our proprietary technologies.

   Our success depends in part on our ability to establish, protect and enforce our proprietary rights relating to our lead compounds, gene discoveries, screening technology and certain other proprietary technology. We have filed approximately 80 patent applications in the United States, in addition to applications filed in other countries, in order to protect lead compounds, gene discoveries and screening technology, and more than 20 United States patents have been issued to date on such applications. We cannot be certain that patents will be granted with respect to any of our patent applications currently pending in the United States or in other countries, or with respect to applications filed in the future. For example, although in 2000 a patent was granted in the U.S. covering our cephalosporin compounds now in development, prosecution has not yet begun on more recently filed patent applications related to prodrugs of our earlier inventions, as well as on our new compounds having potential for oral administration. Our failure to obtain patents pursuant to our current or future applications could have a material adverse effect on our business. Furthermore, we cannot be certain that any patents issued to us will not be infringed, challenged, invalidated or circumvented by others, or that the rights granted thereunder will provide competitive advantages to us. In particular, it is difficult to enforce patents covering methods of use of screening and other similar technologies. Litigation to establish the validity of patents, to defend against patent infringement claims and to assert infringement claims against others can be expensive and time-consuming, even if the outcome is favorable to us. If the outcome of patent prosecution or litigation is not favorable to us, our business could be materially adversely affected.

   Our commercial success also depends on our ability to operate without infringing patents and proprietary rights of third parties. We cannot assure you that our products will not infringe on the patents or proprietary rights of others. For example, many companies are active in the field of genomics, and some have filed patents on essential genes in bacteria. While we are not currently aware of any patents encumbering our ability to practice the technologies we have discovered, it is possible that a patent of this nature may issue in the future. We may be required to obtain licenses to patents or other proprietary rights of others. Any licenses may not be available on terms acceptable to us, if at all. The failure to obtain these licenses could delay or prevent our collaborative partners' activities, including the development, manufacture or sale of drugs requiring such licenses.

   In addition to patent protection, we rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, by confidentiality agreements with our collaborative partners, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any such breach, or that our trade secrets, proprietary know-how and technological advances will not otherwise become known or be independently discovered by others.

If other companies develop better products than ours or market similar products sooner, our products may be rendered obsolete or noncompetitive.

   We operate in a field in which new developments are occurring at an increasing pace. Competition from biotechnology and pharmaceutical companies, joint ventures, academic and other research institutions and others is intense and is expected to increase. Many of our competitors have substantially greater financial, technical and personnel resources than we have. Although we believe that we have identified new and distinct approaches to drug discovery, there are other companies with drug discovery programs, at least some of the objectives of which are the same as or similar to ours. For example, there are other companies that have recently described cephalosporins in early stages of development that are designed for treatment of resistant Gram-positive infections in hospitals, the same objective as our lead cephalosporin compound. Similarly, several other companies are seeking to capitalize on the expanding body of knowledge of efflux pumps in microorganisms.

   Competing technologies may be developed which would render our technologies obsolete or non-competitive. We are aware of many pharmaceutical and biotechnology companies that are engaged in efforts to treat each of the infectious diseases for which we are seeking to develop therapeutic products. We cannot assure you that our competitors will not develop competing drugs that are more effective than those developed by us and our collaborative partners or obtain regulatory approvals of their drugs more rapidly than we and our collaborative partners, thereby rendering our and our collaborative partners' drugs obsolete or noncompetitive. Moreover, we cannot assure you that our competitors will not obtain patent protection or other intellectual property rights that would limit our and our collaborative partners' ability to use our technology or commercialize our or their drugs.

Our potential products may not be acceptable in the market or eligible for third party reimbursement, resulting in a negative impact on our future financial results.

   Any products successfully developed by us or our collaborative partners may not achieve market acceptance. The antibiotic products that we are attempting to develop will compete with a number of well-established traditional antibiotic drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our products will depend on a number of factors, including:

  . the establishment and demonstration in the medical community of the clinical efficacy and safety of our products;

  .  the potential advantage of our products over existing treatment methods;
     and

  .  reimbursement policies of government and third-party payors.

   Physicians, patients or the medical community in general may not accept or use any products that may be developed by us or our collaborative partners. Our ability to receive revenues and income with respect to drugs, if any, developed through the use of our technology will depend, in part, upon the extent to which reimbursement for the cost of these drugs will be available from third-party payors, such as government health administration authorities, private health care insurers, health maintenance organizations, pharmacy benefits management companies and other organizations. Third-party payors are increasingly challenging the prices charged for pharmaceutical products. If third-party reimbursement was not available or sufficient to allow profitable price levels to be maintained for drugs developed by us or our collaborative partners, it could adversely affect our business.

We have no manufacturing, marketing or sales experience, and if we are unable to enter into manufacturing agreements or maintain collaborations with marketing partners or if we are unable to develop our own manufacturing, sales and marketing capability, we may not be successful in commercializing our products.

   We do not have any experience in the manufacture of commercial quantities of drugs, and our current facilities and staff are inadequate for the commercial production or distribution of drugs. We intend to rely on our collaborative partners for the manufacturing, marketing and sales of any products that result from these collaborations. The current third-party manufacturer of our potential cephalosporin product has in the past encountered difficulties with the manufacture of related compounds in sufficient quantities for clinical trial purposes. Manufacturers often encounter difficulties in scaling up to manufacture commercial quantities of pharmaceutical products. We cannot be certain that our current or any other manufacturer will not encounter similar delays in the scale-up to manufacture this or any other compound in commercial quantities in the future.

   We will be required to contract with third parties for the manufacture of our products or to acquire or build production facilities before we can manufacture any of our products. We cannot assure you that we will be able to enter into contractual manufacturing arrangements with third parties on acceptable terms, if at all, or acquire or build such production facilities ourselves.

   To date we have no experience with sales, marketing or distribution. In order to market any of our products, we will be required to develop marketing and sales capabilities, either on our own or in conjunction with others. We cannot be certain that we will be able to develop any of these capabilities.

Health care reform measures or cost control initiatives may negatively impact pharmaceutical pricing.

   The levels of revenue and profitability of pharmaceutical companies may be affected by continuing governmental efforts to contain or reduce the costs of health care through various means. For example, in some foreign markets pricing or profitability of prescription pharmaceuticals is already subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. Cost control initiatives could decrease the price that we or our collaborative partners receive for any products which we or they may develop in the future which would adversely affect our business. Further, to the extent that these proposals or initiatives have a material adverse effect on our collaborative partners or potential collaborative partners, our ability to commercialize our potential products may be materially adversely affected.

If our products harm people, we may experience product liability claims that may not be covered by insurance.

   We face an inherent business risk of exposure to potential product liability claims in the event that drugs, if any, developed through the use of our technology are alleged to have caused adverse effects on patients. This risk exists for products being tested in human clinical trials, as well as products that receive regulatory approval for commercial sale. We will, if appropriate, seek to obtain product liability insurance with respect to drugs developed by us and our collaborative partners. We may, however, not be able to obtain insurance. Even if insurance is obtainable, it may not be available at a reasonable cost or in a sufficient amount to protect us against liability.

If we cannot attract and retain management and scientific staff, we may not be able to proceed with our drug discovery and development programs.

   We are highly dependent on management and scientific staff, including Mark Skaletsky, our Chairman and Chief Executive Officer, George H. Miller, Ph.D., our Executive Vice President--Research and Development, Paul Mellett, our Senior Vice President and Chief Financial Officer and on our other officers. Considering the time necessary to recruit replacements, if we lose the services of any of the named individuals or other senior management and key scientific staff, we may incur delays in our product development and commercialization efforts or experience difficulties in raising additional funds. We may also lose a significant amount of revenues without the senior staff necessary to adequately maintain existing corporate collaborations or to enter into new collaborations. We do not carry key-man life insurance on any of our executives. We believe that our future success will depend, in part, on our ability to attract and retain highly talented managerial and scientific personnel and consultants. We face intense competition for such personnel from, among others, biotechnology and pharmaceutical companies, as well as academic and other research institutions. We cannot be certain that we will be able to attract and retain the personnel we require on acceptable terms.

Our operations involve hazardous materials, which could subject us to significant liability.

   As with many biotechnology and pharmaceutical companies, our activities involve the use of radioactive compounds and hazardous materials. As a consequence, we are subject to numerous environmental and safety laws and regulations. Any violation of, and the cost of compliance with, these regulations could materially adversely affect our operations. We are subject to periodic inspections for possible violations of any environmental or safety law or regulation.

Anti-takeover provisions in our charter and bylaws and Delaware law, together with our stockholder rights plan, could make the acquisition of our company by another company more difficult.

   Some provisions of our Restated Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions allow us to issue preferred stock without a vote or further action by our stockholders, provide for staggered elections of our Board of Directors and specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings. None of these provisions provides for cumulative voting in the election of directors. Some provisions of Delaware law applicable to us could also delay or make more difficult a merger, tender offer or proxy contest involving us, including Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a Delaware corporation from engaging in any business combination with any stockholder owning fifteen percent or more of our outstanding voting stock for a period of three years from the date such person became a 15% stockholder unless certain conditions are met.

   We adopted a stockholder rights plan, dated as of February 2, 1999, pursuant to which our Board of Directors declared a dividend of one right for each share of the common stock outstanding, which right entitles the holder to purchase for $30.00 a fraction of a share of our Series A preferred stock with economic terms similar to that of one share of the common stock. In the event that an acquiror obtains 20% or more of our outstanding common stock, each right, other than rights owned by the acquiror or its affiliates, will thereafter entitle the holder thereof to purchase, for the exercise price, a number of shares of the common stock having a then current market value equal to twice the exercise price. If, after an acquiring person obtains 20% or more of our outstanding common stock, we merge into another entity, an acquiring entity merges into our company, or we sell more than 50% of our assets or earning power, then each right, other than rights owned by the acquiring person or its affiliates, will entitle the holder thereof to purchase for the exercise price, a number of shares of common stock of the person engaging in the transaction having a then current market value equal to twice the exercise price.

   The possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of Essential, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

If we cannot obtain substantial additional funding for future operations, we may not be able to proceed with our drug discovery and development programs.

   The development of our potential pharmaceutical products will require substantially more money than we currently have. We intend to seek to raise such additional funding from sources including other collaborative partners and through public or private financings involving the sale of equity or debt securities. We cannot be certain that any financings will be available when needed, or if available will be on acceptable terms. Funding from collaborative partners could limit our ability to control the research, development and commercialization of potential products, and could limit our revenues and profits from such products, if any. Collaborative agreements may also require us to give up rights to products or technologies that we would otherwise seek to develop or commercialize ourselves. Any additional equity financing will result in dilution to our current stockholders. If we fail to secure sufficient additional funding we will have to delay or terminate some or all of our drug discovery and development programs.

Market conditions and changes in operating results may continue to cause volatility in the market price of our stock, making future equity financings more difficult.

   The market price of the common stock, like that of the securities of many other biopharmaceutical companies, has been and is likely to continue to be highly volatile. The stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. Factors contributing to volatility in the market price of our common stock include:

  . results of pre-clinical studies and clinical trials by us or our competitors;

  .  announcements of new collaborations;

  . announcements of our technological innovations or new therapeutic products or that of our competitors;

  . developments in our patent or other proprietary rights or that of our competitors, including litigation;

  .  governmental regulation; and

  .  healthcare legislation.

   Fluctuations in our operating results and market conditions for biotechnology stocks in general could have a significant impact on the volatility of the market price for our common stock and on the future price of our common stock.

We expect to retain all future earnings and have no intention to pay dividends.

   We have never paid any cash dividends on Essential common stock. We currently intend to retain all future earnings, if any, for use in our business and do not expect to pay any dividends in the foreseeable future.

We may not realize any of the anticipated benefits from our acquisition of Althexis.

   On October 24, 2001, we concluded our acquisition of Althexis. We consummated the transaction with the expectation that it will result in mutual benefits including benefits relating to expanded and complementary product offerings, increased market opportunity, new technology and the addition of research and development personnel. Achieving the benefits of the acquisition will depend in part on the integration of our technology, operations and personnel in a timely and efficient manner so as to minimize the risk that the acquisition will result in the loss of market opportunity or key employees or the diversion of the attention of management. We cannot assure you that, following the transaction, our businesses will achieve revenues, specific net income or loss levels, efficiencies or synergies that justify the acquisition or that the acquisition will result in increased earnings, or reduced losses, for the combined company in any future period.

We may not be able to effectively and efficiently integrate the operations of Essential Therapeutics and Althexis.

   Integrating the operations and management of Essential and Althexis will be a complex process, and we cannot assure you that this integration will be completed rapidly or will achieve all of the anticipated synergies and other benefits expected from the merger. The integration of the two companies will require significant management attention, which may temporarily distract management from its usual focus on the daily operations of the combined company. Moreover, as a result of the change of Essential's corporate headquarters from California to Massachusetts and the operation of offices on both coasts, management will face new challenges not previously encountered. Management's inability to integrate successfully the operations of Essential and Althexis, or any significant delay in achieving this integration, could cause our business to suffer.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus constitute "forward-looking statements", within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve substantial risks and uncertainties. In some cases, you can identify these statements by forward-looking words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate" or "continue" and variations of these words or comparable words. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. The risk factors contained in this prospectus, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ from the expectations described or implied in our forward-looking statements.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Except as required by law, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of common stock offered pursuant to this registration statement by the selling stockholders.

                             SELLING STOCKHOLDERS

   The shares of common stock being offered by the selling stockholders were either received by the selling stockholders in connection with our acquisition of the capital stock of The Althexis Company, Inc. or are issuable upon conversion of outstanding shares of our Series B convertible redeemable stock.


   Approximately 14.4 million shares of common stock are subject to various lock-up arrangements entered into by some of the selling stockholders and Essential for the periods set forth below:



  . approximately 10.0 million shares are subject to lock-up arrangements for a period of 270 days after October 24, 2001;


  . approximately 2.7 million shares are subject to lock-up arrangements pursuant to which 40% of such shares may be sold beginning on October 24, 2002 and the remaining shares may be sold on October 24, 2003; and

  . approximately 1.7 million shares are subject to lock-up arrangements until October 24, 2002.


   The table below includes information regarding the beneficial ownership of our common stock by each of the selling stockholders as of the date hereof. The information provided in the table below assumes that each selling stockholder will sell all of such stockholder's Essential common stock acquired in connection with our acquisition of Althexis or upon conversion of our Series B preferred stock. Our registration of the shares of common stock covered by this prospectus does not necessarily mean that the selling stockholders will sell all or any of the shares. The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Essential or any of its predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate, assuming each selling stockholder sells all of their shares offered hereby, can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they last provided to Essential any information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933. The applicable percentages of ownership are based on an aggregate of 16,707,339 shares of common stock issued and outstanding as of October 30, 2001.



                                                                                          Shares Beneficially
                                                             Shares         Number of   Owned After Offering(1)
                                                       Beneficially Owned  Shares Being -----------------------
Name of Beneficial Owner                              Prior to Offering(1)   Offered      Number        Percent
------------------------                              -------------------- ------------   -------       -------
Delta Opportunity Fund (Institutional), LLC..........        253,333          253,333         0            *
Delta Opportunity Fund, Ltd..........................        413,333          413,333         0            *
Acorn Investment Partners, L.P.......................        166,666          166,666         0            *
SV (Nominees) Limited as nominee for Schroder
  Ventures Investments Limited.......................        180,333          180,333         0            *
SITCO Nominees Limited--VC 01903 as nominee for
  Schroder Ventures International Life Sciences Fund
  Group Co-Investment Scheme.........................         42,000           42,000         0            *
Schroder Ventures International Life Sciences Fund II
  Strategic Partners L.P.............................         22,666           22,666         0            *
Schroder Ventures International Life Sciences
  Fund II LP3........................................        166,333          166,333         0            *
Schroder Ventures International Life Sciences
  Fund II LP2........................................        624,000          624,000         0            *
Schroder Ventures International Life Sciences
  Fund II LP1........................................      1,464,666        1,464,666         0            *
International Biotechnology Trust(2).................      2,500,000        2,500,000         0            *
Montagu Newhall Global Partners L.P..................        166,666          166,666         0            *
HFM Charitable Remainder Trust.......................        333,333          333,333         0            *
New Enterprise Associates 10(3)......................      6,643,333        6,643,333         0            *
NEA Ventures 2001 Limited Partnership................         23,333           23,333         0            *
Prospect Venture Partners L.P.(4)....................      1,666,666        1,666,666         0            *
Prospect Venture Partners II, L.P.(4)................      5,000,000        5,000,000         0            *
Triax Holdings Ltd...................................        333,333          333,333         0            *
Manuel Navia(5)......................................      1,233,900        1,233,900         0            *
Patrick Connelly(6)..................................        822,600          822,600         0            *
Mass Ventures LLC(7).................................        991,690          991,690         0            *
Michael Dailey(8)....................................        774,279          774,279         0            *
Frank Marcinowski....................................         36,560           36,560         0            *
Peter Finnican.......................................        389,389          264,389   125,000            *
Jeffrey Arnstein.....................................         41,130           41,130         0            *
Judy Cannon..........................................         36,560           36,560         0            *
Mark Skaletsky(9)....................................        503,185          502,685       500            *
Paul Mellett(10).....................................        155,469          155,469         0            *
John Burns...........................................          3,427            3,427         0            *
Aloka Roy............................................          2,285            2,285         0            *
James P. Schadt......................................         58,739           58,739         0            *
Andrew Offit.........................................         59,054           44,054    15,000            *
William H. Waltrip...................................         29,369           29,369         0            *
Montgomery Fund Ltd. Partnership.....................         29,369           29,369         0            *


                                                                       Shares Beneficially
                                          Shares         Number of   Owned After Offering(1)
                                    Beneficially Owned  Shares Being -----------------------
Name of Beneficial Owner           Prior to Offering(1)   Offered    Number          Percent
------------------------           -------------------- ------------ ------          -------
John Peace........................        29,369           29,369      0                *
Ralph Parks.......................        29,369           29,369      0                *
1976 Philip Lehner Family Trust...        14,684           14,684      0                *
1975 Philip Lehner Family Trust...        14,684           14,684      0                *
1976 Peter Lehner Family Trust....        14,684           14,684      0                *
1975 Peter Lehner Family Trust....        14,684           14,684      0                *
Lillian Montgomery................         7,341            7,341      0                *
Walter S. Montgomery IV...........         7,341            7,341      0                *
William J. Montgomery.............         7,341            7,341      0                *
John D. Montgomery................         7,341            7,341      0                *
Patricia Carroll..................         7,341            7,341      0                *
DeVer Warner......................         7,342            7,342      0                *

--------
  *  Less than 1% of the outstanding shares of Common Stock.
 (1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. Shares of Common Stock issuable pursuant to options, warrants and convertible securities are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group.
 (2) Schroder Ventures Life Sciences (UK) Limited advises Schroder Investment Management Limited, which is engaged to be the discretionary investment manager of International Biotechnology Trust. Kate Bingham, a director of Essential, is a member of the investment committee of Schroder Ventures Life Sciences (UK) Limited and has the shared ability to direct the voting of securities held by International Biotechnology Trust. Ms. Bingham disclaims beneficial ownership of such shares.
 (3) NEA Partners 10, Limited Partnership is the sole general partner of New Enterprise Associates 10. Charles W. Newhall III, a director of Essential, is a general partner of NEA Partners 10, Limited Partnership and may be deemed to beneficially own the shares of common stock of Essential held by New Enterprise Associates 10. Mr. Newhall disclaims beneficial ownership of such shares.
 (4) David Schnell, a director of Essential, is a managing member of Prospect Venture Partners, L.P. and Prospect Venture Partners II, L.P. and may be deemed to beneficially own the shares of common stock of Essential held by Prospect Venture Partners, L.P. and Prospect Venture Partners II, L.P. Mr. Schnell disclaims beneficial ownership of such shares.

 (5) Dr. Navia was an officer and director of The Althexis Company, Inc. prior to its acquisition by Essential.


 (6) Dr. Connelly was an officer and director of The Althexis Company, Inc. prior to its acquisition by Essential.


 (7) Paul J. Mass, a principal of Mass Ventures LLC, was an officer and director of The Althexis Company, Inc. prior to its acquisition by Essential.


 (8) Mr. Dailey was an officer and director of The Althexis Company, Inc. prior to its acquisition by Essential.


 (9) Mark Skaletsky is the Chairman of the Board of Directors, President and Chief Executive Officer of Essential. Mr. Skaletsky was an officer and director of The Althexis Company, Inc. prior to its acquisition by Essential, and he continues as an officer and the sole director of Althexis, now a wholly owned subsidiary of Essential.


(10) Paul Mellett is the Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Essential. Mr. Mellett was an officer of The Althexis Company, Inc. prior to its acquisition by Essential, and he continues as an officer of Althexis, now a wholly owned subsidiary of Essential.

                             PLAN OF DISTRIBUTION

   The shares of common stock may be sold from time to time by the selling stockholders or their donees, pledgees, transferees and other successors in interest in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. When used herein, the term "selling stockholders" refers to all of their donees, pledgees, transferees and other successors in interest. The shares of common stock may be sold in one or more of the following transactions:

  . on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Stock Market,

  .  in the over-the-counter market,

  . in private transactions, block sales, short sales or other similar types of transactions,

  .  through options,

  .  in an underwritten offering, or

  .  a combination of any of the above transactions.

   If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering. The supplement will set forth the aggregate number of shares of common stock being offered and the terms of such offering, including the name or names of the broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed to be paid to broker/dealers.

   The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through broker/dealers or agents. The selling stockholders and any broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   The selling stockholders, alternatively, may sell all or any part of the shares offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

   Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may decide not to sell all of their shares. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

   To comply with the securities laws of certain jurisdictions, if applicable, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless registered or qualified for sale or an exemption is available and complied with.

   Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock offered hereby may not simultaneously engage in market-making activities with respect to our common stock for a specified period prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act and the rules and regulations promulgated under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

   All expenses of this registration will be paid by Essential. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

                                 LEGAL MATTERS


   Bingham Dana LLP, Boston, Massachusetts has given its opinion that the shares offered in this prospectus have been duly authorized and were, or upon issuance will be, validly issued, fully paid and non-assessable.


                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


   Ernst & Young LLP, independent auditors, have audited the financial statements of The Althexis Company, Inc. included in our Current Report on Form 8-K/A dated October 24, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN GET MORE INFORMATION

   Essential is subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov. Essential's common stock is listed on the Nasdaq National Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Essential has filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. Refer to the registration statement on Form S-3, including the exhibits, for further information about Essential and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

   Upon request, Essential will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus, other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus. Essential will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by Essential with the SEC pursuant to the Securities Exchange Act of 1934. Requests for copies should be directed to Investor Relations, Essential Therapeutics, Inc., 850 Maude Avenue, Mountain View, CA 94043. Telephone requests may be directed to (650) 428-1550.

================================================================================
--------------------------------------
--------------------------------------

   We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this Prospectus or any Prospectus Supplement. You must not rely on any unauthorized information. Neither this Prospectus nor any Prospectus Supplement is an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction where an offer or solicitation is not permitted. No sale made pursuant to this Prospectus shall, under any circumstances, create any implication that there has not been any change in the affairs of Essential since the date of this Prospectus.




--------------------------------------
--------------------------------------
================================================================================


--------------------------------------
--------------------------------------
================================================================================



                               25,188,020 Shares


                         Essential Therapeutics, Inc.

                                 Common Stock

                               -----------------

                                  PROSPECTUS

                                    , 2001

                               -----------------


--------------------------------------
--------------------------------------
================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows:


                                                              Total
                                                            ----------
          SEC Registration Fee............................. $   19,907
          Printing and Engraving Expenses..................    200,000
          Legal Fees and Expenses..........................    750,000
          Accountants' Fees and Expenses...................    200,000
          Miscellaneous Costs..............................    550,000
                                                            ----------
             Total......................................... $1,719,907
                                                            ==========


Item 15. Indemnification of Directors, Officers and Employees

   Section 145 of the General Corporation Law of Delaware permits a corporation to indemnify any person who was or is, or is threatened to be made a party to any threatened, pending or completed suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

   A corporation may indemnify against expenses (including attorney's fees) and, except for an action by or in the name of the corporation, against judgements, fines and amounts paid in settlement as part of such suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. In addition, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

   In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim, as to which the person has been found to be liable to the corporation. The exception is if the court in which such action was brought determines that the person is reasonably entitled to indemnity for expenses.

   Section 145 of the General Corporation Law of Delaware further provides that if a director, officer, employee or agent of the corporation has been successful in the defense of any suit, claim or proceeding described above, he or she will be indemnified for expenses (including attorney's fees) actually and reasonably incurred by him or her.

   Article VII of the Registrant's Restated Certificate of Incorporation, as amended, provides that to the fullest extent permitted by the General Corporation Law of Delaware, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, Article VII provides that the Registrant may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Registrant, or any predecessor of the of the Registrant, or serves or served at any other enterprise as a director, officer or employee at the request of the Registrant or any predecessor to the Registrant.

   Article VI of the Registrant's Bylaws provides for the indemnification of directors, officers, employees and other agents acting on behalf on the Registrant to the fullest extent permissible under the General Corporation

Law of Delaware. Article VI of the Registrant's Bylaws also permits the Registrant to secure insurance on behalf of any officer, director, employee or other agent against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

   The Registrant has entered, and expects to enter, into indemnification agreements with its directors.

Item 16. Exhibits

   The following is a list of exhibits filed as a part of this registration statement:


Exhibit
Number                                                 Description
------                                                 -----------
 2.1.   Agreement and Plan of Merger, dated July 27, 2001, by and among Essential Therapeutics, Inc. and
        The Althexis Company, Inc. (incorporated by reference to Exhibit No. 2.1 to the Registrant's Current
        Report on Form 8-K filed on November 8, 2001).

 3.1.   Restated Certificate of Incorporation of Essential Therapeutics, Inc. (incorporated by reference to
        Exhibit No. 3.3 to the Registrant's Registration Statement on Form S-1 (file No. 333-02400) filed on
        May 14, 1996).

 3.2.   Certificate of Designations to Essential Therapeutics, Inc.'s Certificate of Incorporation filed with the
        Secretary of the State of the State of Delaware on October 24, 2001 (incorporated by reference to
        Exhibit No. 3.2 to the Registrant's Current Report on Form 8-K filed on November 8, 2001).

 3.3.   Amendment to the Company's Certificate of Incorporation filed with the Secretary of the State of the
        State of Delaware on October 24, 2001 (incorporated by reference to Exhibit No. 3.3 to the Registrant's
        Current Report on Form 8-K filed on November 8, 2001).

 4.1.   Specimen Certificate for shares of the Registrant's common stock.**

 4.2.   Specimen Certificate for shares of the Registrant's Series B preferred stock.**

 5.1.   Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of common stock registered hereunder.

23.1.   Consent of Ernst & Young LLP, independent auditors.

23.2.   Consent of Ernst & Young LLP, independent auditors.

23.3.   Consent of Bingham Dana LLP, counsel to the Registrant (included in Exhibit 5.1).

24.1.   Power of Attorney (included on the signature page of this Registration Statement).**

--------
 * To be filed by amendment.

** Previously filed.


Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Waltham, Massachusetts on this 27/th/ day of December, 2001.



                                ESSENTIAL THERAPEUTICS, INC.

                                By:
                                                 /S/ MARK SKALETSKY*
                                      ----------------------------------------
                                                   Mark Skaletsky
                                         President and Chief Executive Officer





   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of the 27/th/ day of December, 2001.



            Signature                             Title                       Date
            ---------                             -----                       ----

                                   Chairman of the Board of Directors,  December 27, 2001
       /s/ MARK SKALETSKY*           President, Chief Executive Officer
----------------------------------   and a Director (Principal
          Mark Skaletsky             Executive Officer)

                                   Chief Financial Officer and          December 27, 2001
       /s/ PAUL J. MELLETT           Treasurer (Principal Financial
----------------------------------   Officer)
         Paul J. Mellett

       /s/ RICHARD ALDRICH*        Director                             December 27, 2001
----------------------------------
         Richard Aldrich

        /s/ KATE BINGHAM*          Director                             December 27, 2001
----------------------------------
           Kate Bingham

                                   Director                             December __, 2001
----------------------------------
      Charles W. Newhall III

       /s/ JAMES. E. RURKA*        Director                             December 27, 2001
----------------------------------
          James E. Rurka

                                   Director                             December __, 2001
----------------------------------
          David Schnell

       /s/ JOHN P. WALKER*         Director                             December 27, 2001
----------------------------------
          John P. Walker



*By:      /s/ PAUL J. MELLETT

     ------------------------------
            Paul J. Mellett
            Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit
Number                                                 Description
------                                                 -----------
 2.1.   Agreement and Plan of Merger, dated July 27, 2001, by and among Essential Therapeutics, Inc. and
        The Althexis Company, Inc. (incorporated by reference to Exhibit No. 2.1 to the Registrant's Current
        Report on Form 8-K filed on November 8, 2001).

 3.1.   Restated Certificate of Incorporation of Essential Therapeutics, Inc. (incorporated by reference to
        Exhibit No. 3.3 to the Registrant's Registration Statement on Form S-1 (file No. 333-02400) filed on
        May 14, 1996).

 3.2.   Certificate of Designations to Essential Therapeutics, Inc.'s Certificate of Incorporation filed with the
        Secretary of the State of the State of Delaware on October 24, 2001 (incorporated by reference to
        Exhibit No. 3.2 to the Registrant's Current Report on Form 8-K filed on November 8, 2001).

 3.3.   Amendment to the Company's Certificate of Incorporation filed with the Secretary of the State of the
        State of Delaware on October 24, 2001 (incorporated by reference to Exhibit No. 3.3 to the Registrant's
        Current Report on Form 8-K filed on November 8, 2001).

 4.1.   Specimen Certificate for shares of the Registrant's common stock.**

 4.2.   Specimen Certificate for shares of the Registrant's Series B preferred stock.**

 5.1.   Opinion of Bingham Dana LLP, counsel to the Registrant, regarding the legality of the shares of common stock registered hereunder.

23.1.   Consent of Ernst & Young LLP, independent auditors.

23.2.   Consent of Ernst & Young LLP, independent auditors.

23.3.   Consent of Bingham Dana LLP, counsel to the Registrant (included in Exhibit 5.1).

24.1.   Power of Attorney (included on the signature page of this Registration Statement).**

--------
 * To be filed by amendment.

** Previously filed.